Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: April 29th, 2005

ALTANA Aktiengesellschaft
(Translation of Registrant’s name into English)

Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Press release
Quarterly Report as to March 31, 2005

     This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485), dated September 24, 2003 (File No. 333-109074), and dated September 24, 2004 (File No. 333-119240).

     This Report on Form 6-K contains:

•	Press Release of April 28th, 2005

•	Quarterly Report as to March 31, 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft
Dated: April 29th, 2005	By:	/s/ Hermann Küllmer
		Name:	Dr. Hermann Küllmer
		Title:	Chief Financial Officer and Member of the Management Board

	By:	/s/ Rudolf Pietzke
		Name:	Dr. Rudolf Pietzke
		Title:	General Counsel

Press release	ALTANA AG

P.O. Box 1244
61282 Bad Homburg v.d.H.

Herbert-Quandt-Haus
Corporate Communications
Am Pilgerrain 15
61352 Bad Homburg v.d.H.
Germany

P +49 (0) 6172 1712-160
F +49 (0) 6172 1712-158
PR@altana.de
www.altana.com

ALTANA with good start in the first quarter of 2005

Sales +4%, Net income +4%
Strong pharmaceutical business

Bad Homburg, April 28, 2005 — ALTANA AG (NYSE: AAA, FSE: ALT) increased its sales in the first quarter of 2005 by 4% to €741 million. Adjusted for divestment and exchange rate effects, the operating growth was 6%. “For ALTANA the 2005 business year is again characterized by high investments to ensure our future profitability,” explained Dr. Nikolaus Schweickart, Chairman of the Management Board of ALTANA AG. “With the first market launches of Alvesco in the U.K. and Germany in the first quarter we have completed another important step in the strategic development of our pharmaceutical business.”

Of the total sales, €602 million were achieved outside of Germany, or 81%. Thanks in particular to a robust pharmaceuticals business, sales in Germany amounted to €139 million, 21% more than in the prior year. Despite the portfolio adjustments in the Chemicals division, the sales volume in European countries outside of Germany rose by 5% to €263 million. Sales in North America totaled €194 million, which, due to exchange rate fluctuations, was less than in the same period in 2004. The satisfactory development in Asia continued, with sales growth of 13% to €68 million.

ALTANA’s earnings situation was influenced primarily by high expenditure for research and development, the market introduction of Alvesco® (Ciclesonide), as well as one-off items in connection with the reorganization of the Coatings & Sealants business unit of ALTANA Chemie. In addition, earnings were affected by €4 million due to the first application of IFRS 2, “Share-based Payments.” The previous year’s earnings were adjusted in accordance with the regulations. Operating earnings measured in terms of EBITDA totaled €180 million (2004: €177 million), slightly higher than in the prior year, and the EBIT amounted to €150 million (2004: €148 million). Earnings before taxes (EBT) added up to €152 million (2004: €151 million). Due to a low tax rate in the first quarter, net income totaled €94 million (2004: €91 million), 4% more than in 2004.

The operating return (EBITDA) in the first quarter of 2005 was 24.3%. The return on sales before taxes (EBT) amounted to 20.5%. The earnings per share increased by 5% to €0.70.

On March 31, 2005, ALTANA had approx. 10,800 employees worldwide, 2% more than in the first quarter of 2004.

ALTANA Pharma continues to grow
ALTANA Pharma AG, headquartered in Constance, boosted its sales by 7% to €533 million in the first three months of 2005. Sales in the core area of Therapeutics rose by 8% to €457 million. The sales volume of the innovative gastrointestinal drug Pantoprazole (Pantozol®/Protonix®) continued to expand. ALTANA Pharma’s own sales of the drug amounted to €306 million, corresponding to an increase of 8%. Sales of the drug by ALTANA Pharma and all sales partners totaled €626 million in the first three months, up by 5%. In Europe Pantoprazole continued to post strong growth (+20%). The sales growth in Germany was particularly pronounced and unexpected compared to the first quarter of 2004. In Germany, Pantoprazole as a patent protected drug is preferably prescribed within a reference price group on generic drug price level. Sales in the U.S. amounted to US$409 million, roughly the same as in the prior year, due to the fact that wholesalers have reduced inventory levels in recent months. Prescriptions of Protonix® tablets were 10% up on 2004. The market share in the U.S. based on new prescriptions was 21.8% at the end of March 2005.

In the first quarter ALTANA Pharma was able to increase its earnings before taxes (EBT) by 5% to €131 million in spite of the ongoing allocation of substantial sums for research and development and the high costs for the launch of Alvesco®. At 24.6% ALTANA Pharma again achieved an excellent return on sales. The operating return (EBITDA) amounted to 28.5%.

The novel inhaled corticosteroid Alvesco® (Ciclesonide) for the treatment of asthma is now approved in 25 countries worldwide. Alvesco® has been on the market in the U.K. since January 2005, and in Germany since February. The market launches are going well. The innovative PDE4 inhibitor Daxas® (Roflumilast) for treatment of asthma and chronic obstructive pulmonary disease (COPD) was submitted for approval in Europe in February 2004. Together with our cooperation partner Pfizer we are conducting phase III studies on the drug in the U.S. In Japan, so-called bridging studies, the prerequisite for application for market approval, were initiated with our partner Tanabe Seiyaku.

ALTANA Chemie posts operating growth
ALTANA Chemie AG, based in Wesel, achieved sales of €208 million in the first quarter of 2005. On account of portfolio adjustments, the sales volume was 3% lower than in the prior year. ALTANA Chemie’s operating growth was 4%. Sales in the largest business unit, Additives & Instruments, rose by 4% to €91 million. Electrical Insulation generated €73 million, slightly more than in 2004, while sales in the Coatings & Sealants business unit fell due to divestments by 21% to €44 million. Among the portfolio adjustments was the sale of the Austrian subsidiary Rembrandtin Lack Ges.m.b.H.

ALTANA Chemie achieved earnings (EBT) of €27 million in the first quarter of 2005, 15% down on the prior year. The rise of raw materials prices could be compensated for to a large extent by continued process optimizations and moderate price increases. The decrease in earnings can be attributed in large part to one-off items in connection with the reorganization of the Coatings & Sealants business unit. The return on sales was 13.0%. The operating margin, measured in terms of EBITDA, amounted to 18.3%, which remains an excellent figure compared to the industry as a whole worldwide.

Forecast for 2005 confirmed
We expect the ALTANA Group’s positive business performance to continue. For 2005 as a whole we anticipate — excluding any further acquisition effects — growth in sales of 6 to 8%. Despite higher preparatory expenditure, Group earnings are expected to be at the prior-year level.

ALTANA’s Pharmaceuticals division forecasts a further positive development in 2005, with sales expected to rise by 8 to 10%. We also expect sales of our blockbuster Pantoprazole to grow by 8 to 10%. Despite the launch costs for Alvesco® and the preparations for marketing Daxas®, we anticipate stable earnings. ALTANA’s Chemicals division also expects further organic single-digit sales growth in 2005. Impediments could arise from a premature weakening of the economic situation in the chemical industry. Nevertheless, the effects of portfolio optimizations will have a positive impact on the earnings level this year, which is expected to be slightly higher than in 2004.

Key figures Q1 2005

	January to	January to
ALTANA Group	March 2005	March 20041)	Change
	in € millions	in € millions	in %
Sales	741	712	+ 4
Earnings before interest, taxes, depreciation and amortization (EBITDA)	180	177	+ 2
Earnings before interest and taxes (EBIT)	150	148	+ 1
Earnings before taxes (EBT)	152	151	—
Return on sales (EBT) in %	20.5	21.2	—
Net income (EAT)	94	91	+ 4
Earnings per share in €	0.70	0.66	+ 5
Number of employees	10,759	10,569	+ 2

1)	After adjustment to IFRS 2, “Share-based payment”

A telephone conference for analysts will take place today, April 28, at 3:00 PM (CEST). More information on the relevant audio webcast as well as this press information and the quarterly report is available on our website www.altana.com.

This press release contains forward-looking statements, i.e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this press release include revenue and earnings projections for the ALTANA Group and our pharmaceutical product Pantoprazole. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include ALTANA’s ability to develop and launch new and innovative pharmaceutical and chemical products, price regulations for pharmaceuticals and budgeting decisions of local governments and health care providers, the level of ALTANA’s investment in pharmaceuticals related R&D, the sales and marketing methods used by ALTANA to distribute its pharmaceuticals, the composition of ALTANA’s pharmaceuticals portfolio, ALTANA’s ability to maintain close ties with its chemicals customers, the business cycles experienced by ALTANA’s chemicals customers and the prices of the raw materials used in ALTANA’s chemicals business.

Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

For inquiries:

Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations

Media Relations:
P +49 (0) 6172 1712-160
P +49 (0) 6172 1712-168
F +49 (0) 6172 1712-158

Investor Relations:
P +49 (0) 6172 1712-163
P +49 (0) 6172 1712-165
F +49 (0) 6172 1712-158

Investor Relations USA:
P +1 212 974-6192
F +1 212 974-6190

> At a glance

	Q1	Q1
in € million	2005	2004[1]	Δ %
Sales	741	712	4
Earnings before interest, taxes, depreciation and amortization (EBITDA)	180	177	2
Earnings before interest and taxes (EBIT)	150	148	1
Earnings before taxes (EBT)	152	151	—
Return on sales (in %)	20.5	21.2	—
Net income (EAT)	94	91	4
Earnings per share (EPS, in €)	0.70	0.66	5
Cash flow from operating activities	148	41	—
Number of employees (March 31)	10,759	10,569	2

[1]	After adjustment according to IFRS 2 “Share-based payments” (see pages 3 and 22)

> Sales by region

in € million		Q1 2005%		Q1 2004
Europe	1	402	54	367
Germany		139	19	115
Europe excluding Germany		263	35	252
North America	2	194	26	208
U.S.		170	23	187
Latin America	3	66	9	66
Asia	4	68	9	60
Other regions	5	11	2	11

Total		741	100	712

GROUP  1

SALES PERFORMANCE OF THE GROUP

GOOD START IN THE FIRST QUARTER OF 2005
In the first quarter of 2005 ALTANA reported 4% growth in sales to € 741 million. Exchange rate fluctuations again had a negative impact on earnings — albeit to less of an extent — curbing growth by almost 1%. The decrease in nominal sales in ALTANA’s Chemicals division
(–3%) due to portfolio adjustments was more than compensated for by the growth in ALTANA’s Pharmaceuticals division (+7%). Adjusted for divestment and exchange rate effects, operating growth amounted to 6%.

     Domestic sales rose sharply by 21% to € 139 million, due in large part to the robust pharmaceuticals business. As a result, the share of sales in Germany increased to 19% of total sales. In spite of portfolio adjustments in the Chemicals division, sales in European countries outside of Germany climbed by 5% to € 263 million. North American sales totaled € 194 million, failing to reach the prior-year level on account of exchange rate influences. In Asia, the positive development continued with growth up 13% to € 68 million.

> Sales Q1
    in € million

2  GROUP

EARNINGS SITUATION OF THE GROUP

PROFITABILITY CONFIRMED
ALTANA’s earnings before taxes in the first quarter of 2005 totaled € 152 million, roughly the same as in the first three months of 2004. The return on sales was more than 20%, on a par with the high margins achieved in the preceding periods. ALTANA’s earnings situation is particularly influenced by high research and development expenditure, the introduction of ALVESCO® in the U.K. and in Germany, as well as one-off expenditure in connection with the reorganization of the Coatings & Sealants business unit. These factors notwithstanding, both earnings before interest and taxes (EBIT) and operating earnings (EBITDA) were slightly up on the prior year (+1% to € 150 million and +2% to € 180 million). Returns before taxes decreased slightly due to increased sales. On account of the lower tax rate compared to the prior year, earnings after taxes (EAT) rose by 4% to

> Earnings before taxes Q1
    in € million

GROUP  3

€ 94 million. Earnings per share amounted to € 0.70 in the first quarter (+5%). The first-time application of IFRS 2 “Share-based Payments” affected earnings by € 4 million. The prior-year’s earnings were adjusted in accordance with the regulations. The effects of the prior-year’s adjustments on 2004 as a whole are shown in the table below.

> Key profit figures

	Q1 2005			Q1 2004
	€ m	%	Δ %	€ m	%
Sales	741	100	4	712	100
Gross profit	492	66.3	5	466	65.5
Earnings before interest, taxes, depreciation and amortization (EBITDA)	180	24.3	2	177	24.9
Earnings before interest and taxes (EBIT)	150	20.3	1	148	20.8
Earnings before taxes (EBT)	152	20.5	—	151	21.2
Net income (EAT)	94	12.7	4	91	12.7
Earnings per share (EPS, in €)	0.70		5	0.66

> Key profit figures 2004

in € million	Q1	Q2	Q3	Q4	Q1-4
EBT as reported	154	166	165	139	624
EBT adjusted	151	165	160	135	611
EAT as reported	93	101	105	92	391
EAT adjusted	91	99	101	87	378
EPS as reported (€)	0.68	0.74	0.78	0.68	2.88
EPS adjusted (€)	0.66	0.73	0.75	0.64	2.78

4  PHARMACEUTICALS

ALTANA PHARMA: SALES PERFORMANCE

ALTANA PHARMA CONTINUES TO GROW
In the first quarter of 2005 ALTANA Pharma achieved sales of € 533 million, a 7% increase over the prior year. Exchange rate effects did not have a significant impact on sales performance. Sales of prescription therapeutics rose by 8% to € 457 million, comprising 86% of the pharmaceuticals business. The driving force was again the gastrointestinal preparation Pantoprazole (Pantozol®/Protonix®), which generated own sales of € 306 million (+8%). Pantoprazole market sales climbed by 5% to € 626 million. In Europe, the strong growth trend of Pantoprazole continued (+20%). Compared to the first quarter of 2004, sales in Germany recorded a particu-

> Sales by business unit

in € million		Q1 2005%		Q1 2004
Therapeutics	1	457	86	425
OTC	2	33	6	29
Imaging	3	29	5	28
Other	4	14	3	15

Total		533	100	497

PHARMACEUTICALS  5

larly significant increase. Sales in the important U.S. market, totaling U.S. $ 409 million, were at prior-year’s level, as a result of wholesale dealers clearing their inventories during the last months. Prescriptions of Protonix® tablets were up by 10% on the prior-year’s first quarter. The OTC business unit also achieved a satisfactory growth increase of 14%.

     ALTANA Pharma’s German sales rose by 26% thanks to the positive Pantoprazole development. In other European countries sales grew by 14%. The share of European sales in total sales increased to 55%. Due to the ongoing weak U.S. dollar, business in North America was down 8% on the prior year.

> Sales by region

in € million		Q1 2005%		Q1 2004
Europe	1	292	55	248
Germany		107	20	85
Europe excluding Germany		185	35	163
North America	2	162	30	177
U.S.		140	26	158
Latin America	3	56	11	56
Other regions	4	23	4	16

Total		533	100	497

6  PHARMACEUTICALS

ALTANA PHARMA: EARNINGS TREND

INCREASE DESPITE HIGH INVESTMENTS IN THE FUTURE
In the first quarter ALTANA Pharma was able to boost its earnings before taxes (EBT) by 5% to € 131 million in spite of the ongoing allocation of substantial sums for research and development and the high costs for the introduction of ALVESCO® in the U.K. and in Germany. At 24.6% (2004: 25.1%), ALTANA Pharma again achieved an excellent return on sales. The operating return, i.e. before interest, taxes, depreciation and amortization (EBITDA), amounted to 28.5% (2004: 29.0%).

FURTHER INFORMATION

RESEARCH AND DEVELOPMENT
The novel inhaled corticosteroid ALVESCO® (Ciclesonide) for the treatment of asthma is now approved in 25 countries (in Europe, Latin America, and Australia). ALVESCO® has been on the market in the U.K. since January 2005, and in Germany since February. The market launches are progressing successfully.

     The development of a preparation combining Ciclesonide and Formoterol, a long-acting bronchodilator, is in clinical phase II. The Ciclesonide nasal application for the treatment of allergic rhinitis is already in clinical phase III in the U.S.

     The innovative PDE 4 inhibitor DAXAS® (Roflumilast) for the treatment of asthma and chronic obstructive pulmonary disease (COPD) was submitted for approval

PHARMACEUTICALS  7

in European countries in February 2004. Together with our cooperation partner Pfizer we are conducting phase III studies on the drug in the U.S. In Japan, so-called bridging studies, the prerequisite for application for market approval, were initiated with our partner Tanabe Seiyaku.

     In April, ALTANA filed together with Wyeth an action for infringement of a patent against Sun Pharmaceutical Industries Ltd. that made an Abbreviated New Drug Application (ANDA) with the Food and Drug Administration (FDA) concerning the marketing of generic Pantoprazole in the U.S.

CAPITAL EXPENDITURE
A total of € 17 million (2004: € 36 million) was invested in property, plant and equipment in the first three months of 2005. Investment activity will be stepped up significantly in the course of the year. Investment focal points at present include the construction of a new production site in Ireland as well as the expansion of production capacities at the Oranienburg site and of research capacities at the Constance headquarters and in India.

EMPLOYEES
The ALTANA Pharma workforce increased by 444 employees, i.e. by 6%, compared to the prior year. Of a total of 8,283 employees worldwide, at the end of March 3,656 (+2%) worked in Germany and 4,627 (+8%) abroad.

8  CHEMICALS

ALTANA CHEMIE: SALES PERFORMANCE

ALTANA CHEMIE POSTS 4% OPERATING GROWTH
On account of portfolio adjustments in the Coatings & Sealants business unit, ALTANA Chemie achieved sales of € 208 million (–3%) in the first quarter. Operating sales, adjusted for exchange rate and divestment effects, grew by 4%.

     The Additives & Instruments business unit generated € 91 million, up by 4%. At € 73 million, Electrical Insulation’s sales were slightly higher than in the same period in 2004. Adjusted for exchange rate influences, the business unit achieved 3% growth. Due to divest-

> Sales by business unit

in € million		Q1 2005%		Q1 2004
Additives & Instruments	1	91	44	87
Electrical Insulation	2	73	35	72
Coatings & Sealants	3	44	21	56

Total		208	100	215

CHEMICALS  9

ments, Coatings & Sealants reported a 21% sales decline to € 44 million. Operating net sales were roughly equivalent to the prior-year level (+1%).

     The Chemicals division achieved 6% sales growth in Germany and in Asia. The portfolio adjustments almost exclusively had an impact
(–12%) on sales in European countries apart from Germany. Despite losses on account of the U.S. dollar exchange rate, moderate growth was posted in North America (+2%). Operating sales rose in each of the triad markets Europe, North America, and Asia.

> Sales by region

in € million		Q1 2005%		Q1 2004
Europe	1	110	53	119
Germany		32	15	30
Europe excluding Germany		78	38	89
North America	2	32	15	31
U.S.		30	14	29
Asia	3	50	24	47
Other regions	4	16	8	18

Total		208	100	215

10  CHEMICALS

ALTANA CHEMIE: EARNINGS TREND

ONE-TIME EFFECTS CURB EARNINGS DEVELOPMENT
In the first quarter of 2005 ALTANA Chemie posted earnings (EBT) of € 27 million, 15% less than in the prior year. The rising raw material prices could be balanced out to a large extent by continued process optimizations and moderate price increases. The decrease in earnings can primarily be attributed to one-off effects in connection with the divestment in the Coatings & Sealants business unit. The return on sales was 13.0% (2004: 14.8%); the operating margin, measured in terms of EBITDA, amounted to 18.3% (2004: 19.7%).

FURTHER INFORMATION

PORTFOLIO MEASURES
Following the portfolio adjustments made in 2004 in the Coatings & Sealants business unit, the Austrian subsidiary Rembrandtin Lack Ges.m.b.H. could be sold in the first quarter of 2005. In 2004, the company generated sales of € 33 million with 127 employees. With the move, the divestments within the framework of the business unit’s strategic shift to packaging coatings are in large part completed.

CHEMICALS  11

CAPITAL EXPENDITURE
In the first three months of 2005, € 8 million was invested in property, plant and equipment (2004: € 10 million). The investments are primarily being used to expand the Wesel site.

EMPLOYEES
The worldwide headcount of ALTANA Chemie was 2,414 as of March 31, 2005, 9% lower than on the same date in the prior year (252 fewer employees). Portfolio adjustments, particularly in European countries other than Germany, led to a reduction of the workforce by 277 employees. In Germany, the number of employees rose by 2% to 1,218; outside of Germany, 1,196 people were employed at the end of the quarter (–19%).

12  GROUP

SEGMENT REPORTING

	Pharma-	Chemi-	Holding
in € million	ceuticals	cals	company	Group
Net sales
Q1 2005	533	208	—	741
Q1 2004	497	215	—	712

Operating income (EBIT)
Q1 2005	132	28	–10	150
Q1 2004	125	33	–10	148

Income before taxes (EBT)
Q1 2005	131	27	–6	152
Q1 2004	124	32	–5	151

Capital expenditure [1]
Q1 2005	20	8	—	28
Q1 2004	38	21	—	59

Employees
March 31, 2005	8,283	2,414	62	10,759
March 31, 2004	7,839	2,666	64	10,569

[1]	Capital expenditure on property, plant and equipment and intangible assets

GROUP  13

ASSET AND FINANCIAL POSITION OF THE GROUP

BALANCE SHEET STRUCTURE
Total assets have risen by 6% to € 2,680 million since the beginning of the year, mainly due to an increased liquidity. 40% of total assets are non-current, inventory and accounts receivable constitute another 34%. At the end of the quarter, the Group’s marketable securities and cash amounted to € 729 million or 26% of total assets, respectively. Shareholders’ equity stood unchanged at 62% of total assets.

CASH FLOW
The first quarter’s operating cash flow (€ 148 million) was in line with business development and additionally favored by only slight changes in working capital. In the prior year, a comparatively strong increase in accounts receivable had had an encumbering effect.

> ALTANA Group consolidated cash flow statement

in € million	Q1 2005	Q1 2004
Cash flow provided from operating activities	148	41
Cash flow used in investing activities	–18	–64
Cash flow provided from financing activities	6	2
Effects of changes in companies
consolidated and in exchange rates
on cash and cash equivalents	3	2
Net change in cash and cash equivalents	139	–19
Cash and cash equivalents as of Jan. 1	317	288
Cash and cash equivalents as of March 31	456	269

14  GROUP

Cash flow used in investing activities reflects capital expenditure, yet at a low level in the first quarter. Furthermore, cash was generated by the divestment in the Chemicals division.

     The Group’s liquidity, consisting of marketable securities and cash, increased by € 149 million to € 729 million in the first quarter.

GROUP  15

OUTLOOK

ALTANA GROUP: GROWTH TREND WILL CONTINUE
We expect the ALTANA Group’s positive business performance to continue. For 2005 as a whole we anticipate — excluding any further acquisition effects — growth in sales of 6% to 8%. Despite high preparatory expenditure, Group earnings are expected to be at the high prior-year level.

ALTANA PHARMA: STABLE EARNINGS
ALTANA’s Pharmaceuticals division forecasts a further positive development in 2005, with sales expected to rise by 8% to 10%. We also expect worldwide sales of our blockbuster Pantoprazole to grow by 8% to 10%. Despite the cost of introducing ALVESCO® on to the market and the preparations for marketing DAXAS®, we anticipate stable earnings for ALTANA Pharma.

ALTANA CHEMIE: FURTHER EXPANSION PLANNED
ALTANA’s Chemicals division also expects further organic single-digit sales growth in 2005. Impediments could arise from a premature weakening of the economic situation in the chemical industry. Nevertheless, the effects of portfolio optimizations this year will have a positive impact on the earnings level, which is expected to be slightly higher than in 2004.

16  GROUP

ALTANA SHARE ON AN UPWARD TREND IN THE FIRST QUARTER

The international capital markets started the 2005 financial year dynamically. When the company report season began, there was a consolidation phase, which, at the end of January, led the DAX, among others, back to the level at which it closed in 2004. Thanks to an appreciating U.S. dollar and decreasing oil prices, there was a slight recovery in February. General skepticism about the worldwide economic development ended this cheerful stock market trend in February. Due to acquisitions, pharmaceutical company shares went up. The timid ups and downs, especially on the German stock market, continued until the end of the first quarter. Closing the quarter at 4,161 points, the DAX was 2.2% higher than at the beginning of the year. The Dow Jones, meanwhile, was up 1.8% to 8,100 points on March 31.

> Key figures ALTANA share
   Frankfurt Stock Exchange (FWB), Xetra

in €	Q1 2005	Q1 2004	Δ %
High	49.61	48.70	2
Low	43.22	39.31	10
Price at quarter end	49.05	46.51	5
Average trading
volume* (shares)	527,044	662,596	–20
Ticker symbol	ALT
Security code number	ISIN DE0007600801

*	all German stock exchanges

GROUP  17

After a cautious price development in January, the ALTANA share picked up on the positive development begun at the end of 2004 and accelerated it, particularly in March. The conclusion of a new record year in 2004 as well as a positive outlook for the current business year fostered a consistent upward trend. At the end of March 2005, the share reached a high of € 49.61. Closing on March 31, 2005, at € 49.05, the price had gone up by 5.5% since the beginning of the year and thus clearly outperformed the DAX reference index.

     On the DAX list issued by the German stock exchange ALTANA ranked 30 (December 31: 29) in terms of total trading volume and 28 (December 31: 26) in terms of market capitalization. The market capitalization of ALTANA AG amounted to € 6.9 billion at the end of March.

> Comparative performance ALTANA/DAX
   January 1 – March 31, 2005

18  GROUP

ALTANA GROUP FIRST QUARTER STATEMENT (ABRIDGED)

ALTANA GROUP CONSOLIDATED BALANCE SHEET

ASSETS	March 31,	Dec. 31,
in € million	2005	2004
Intangible assets, net	235	237
Property, plant and equipment, net	763	763
Long-term investments	42	48
Deferred tax assets	66	47
Other long-term assets	42	37

Total long-term assets	1,148	1,132

Inventories	342	328
Receivables and other assets (short-term)	641	659
Marketable securities	273	263
Cash and cash equivalents	456	317

Total short-term assets	1,712	1,567

Total assets	2,860	2,699

GROUP  19

LIABILITIES	March 31,	Dec. 31,
in € million	2005	2004
Shareholders’ equity	1,762	1,660
Minority interests	2	2

Total equity	1,764	1,662

Long-term debt	12	14
Long-term provisions	324	322
Deferred tax liabilities	7	8
Other long-term liabilities	26	30

Total long-term liabilities	369	374

Short-term debt	49	44
Short-term provisions	266	245
Other short-term liabilities	412	374

Total short-term liabilities	727	663

Total liabilities	2,860	2,699

20  GROUP

ALTANA GROUP STATEMENT OF CHANGES IN EQUITY

	Q1	Q1
in € million	2005	2004
Shareholders’ equity (Jan. 1)	1,662	1,451
Net income	94	91
Translation adjustments	16	10
Purchase of treasury shares	3	4
Change of revaluation reserve	–15	–1
Capital contribution
stock-based compensation	4	2
Other changes	—	1

Shareholders’ equity (March 31)	1,764	1,558

GROUP  21

ALTANA GROUP CONSOLIDATED INCOME STATEMENT

	Q1	Q1
in € million	2005	2004
Net sales	741	712
Cost of sales	–249	–246
Gross profit	492	466
Selling and distribution expenses	–205	–187
Research and development expenses	–107	–101
General administrative expenses	–36	–38
Other operating income and expenses	6	8
Operating income	150	148
Financial income	2	3
Income before taxes	152	151
Income tax expense	–58	–60
Net income	94	91
attributable to shareholders	94	91
attributable to minority interests	—	—

Earnings per share (in €)	0.70	0.66
Weighted average shares outstanding
Jan. 1 – March 31 (thousands)	135,402	136,305

22  GROUP

This unaudited interim report for the first three months 2005 complies with International Accounting Standard 34. Basically the same accounting policies and valuation principles are applied as for the preparation of the consolidated annual financial statements 2004. However, changes result from new IFRS accounting standards, which have had to be applied since January 1, 2005.

     Within the scope of the “Improvement Project”, the International Accounting Standard Board (IASB) revised 13 standards. For ALTANA significant changes result from the application of IAS 1 “Presentation of Financial Statements”. So far ALTANA presented its balance sheet items in order of declining liquidity. The revised version of IAS 1 eliminates the corresponding option, so that from now on a presentation according to current and non-current assets/liabilities is mandatory. Furthermore, minority interests are shown as a separate item in equity and no longer as an independent category in the balance sheet. Instead of deducting minority interests in the income statement, net income is split into a portion attributable to shareholders and a portion attributable to minority interests.

     Since January 1, 2005, ALTANA has applied IFRS 2 “Share-based payments”. Due to the fact, that ALTANA hedges all options issued with regard to share based payments by

GROUP  23

buying back treasury shares, so far the expense was measured as the excess of the average cost of treasury shares acquired by the company over the exercise price of the option. Henceforth, the expense is measured at the fair value of an option based on an option-pricing model. The expense is split over the vesting period. IFRS 2 is applied for all share-based payment transactions granted on or after November 7, 2002. Prior-year figures were adjusted accordingly.

     As of January 1, 2005, the revised version of IAS 39 “Financial Instruments: Recognition and Measurement” became effective. For ALTANA the most important change is that impairment charges taken for an equity instrument classified as available-for-sale security may no longer be reversed.

     Furthermore, since January 1, 2005, under the new version of IAS 19 “Employee benefits” actuarial gains and losses resulting from fair value adjustments of pension obligations may be charged directly against equity. ALTANA has decided not to apply that option, but to stay with the corridor approach.

24  GROUP

This report on the first quarter 2005 contains forward-looking statements, i.e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this report include revenue and earnings projections for the ALTANA group and ALTANA’s pharmaceutical product Pantoprazole. All statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include ALTANA’s ability to develop and launch new and innovative pharmaceutical and chemical products, price regulations for pharmaceuticals and budgeting decisions of local governments and health care providers, the level of ALTANA’s investment in pharmaceuticals related R & D, the sales and marketing methods used by ALTANA to distribute its pharmaceuticals, the composition of ALTANA’s pharmaceuticals portfolio, ALTANA’s ability to maintain close ties with its chemicals customers, the business cycles experienced by ALTANA’s chemicals customers and the prices of the raw materials used in ALTANA’s chemicals business.

     Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

If you have any queries or require further information, please contact ALTANA AG, Corporate Communications.

     Visit our website at www.altana.com for up-to-date news and background information on the ALTANA Group.

Dr. Thomas Gauly
Senior General Manager
Head of Corporate Communications
& Investor Relations
P +49 (0) 6172 1712-153
F +49 (0) 6172 1712-158

ALTANA AG
Corporate Communications
Herbert-Quandt-Haus
Am Pilgerrain 15
61352 Bad Homburg v. d. Höhe
Germany

Investor Relations
IR@altana.de

Sandra Fabian P +49 (0) 6172 1712-163 F +49 (0) 6172 1712-158	Dr. Harald Schäfer P +49 (0) 6172 1712-165 F +49 (0) 6172 1712-158

In the U.S.:
Claudia Diller
P +1 212 974-6192
F +1 212 974-6190

Media Relations
PR@altana.de

Steffen Müller P +49 (0) 6172 1712-160 F +49 (0) 6172 1712-158	Stefan Schmidt P +49 (0) 6172 1712-168 F +49 (0) 6172 1712-158

> Financial Calendar 2005

Annual General Meeting, Frankfurt	May 4, 2005
Report on Q2 2005	August 3, 2005
Conference call	August 3, 2005
R & D day	October 12, 2005
Report on Q3 2005	November 2, 2005
Press conference	November 2, 2005
Analyst meeting	November 2, 2005

Please note that the above mentioned dates might be subject to changes.